Arrowroot Acquisition Corp.
4553 Glencoe Ave, Suite 200
Marina Del Rey, CA 90929

February 25, 2021

VIA EDGAR

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention:	Diane Fritz Ethan Horowitz Anuja A. Majmudar Karina Dorin

Re:	Arrowroot Acquisition Corp.
Registration Statement on Form S-1, as amended
Filed February 11, 2021
File No. 333-252997

Dear Ms. Fritz, Mr. Horowitz, Ms. Majmudar and Ms. Dorin:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Arrowroot Acquisition Corp. hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 4:30 p.m. EST on March 1, 2021, or as soon as thereafter practicable.

Very truly yours,

/s/ Matthew Safaii
Matthew Safaii
Chief Executive Officer

cc:	Cooley LLP Ellenoff Grossman & Schole LLP